Aneal Krishnamurthy Managing Director & Associate General Counsel T 704-988-7223 aneal.krishnamurthy@tiaa.org

March 8, 2022

VIA EDGAR TRANSMISSION

Michael Kosoff, Senior Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TIAA Separate Account VA-3 (“Registrant”)

Teachers Insurance and Annuity Association of America (“Depositor”)

TIAA Access

Form N-4 (File Nos. 333-134820 and 811-21907)

Dear Mr. Michael Kosoff:

Pursuant to our call of February 1, 2022, related to the Registrant’s 485(a) filing dated December 17, 2021, under Post-Effective Amendment No. 19 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 20 under the Investment Company Act of 1940 (“1940 Act”), set forth below are the comments discussed and our responses thereto, including attached Exhibits A and B.

In addition, the Key Information Table (“KIT”) and Fee Table (attached Exhibits A and B, respectively) show how the information will be reflected in the TIAA Access prospectus, Initial Summary Prospectus and Updated Summary Prospectus.

As requested in your e-mail, we would greatly appreciate receipt of any feedback to our responses by early April 2022, in order to give us sufficient time to respond to any further questions by the Staff, should it be necessary, and to file the 485(b) in a timely manner.

Comment 1. With your response, please include a completed Key Information Table (“KIT”) and Fee Table.

Response: We have included a completed KIT and Fee Table, as Exhibits A and B, respectively. To the extent certain financial information is not currently available at the time of this response, the financial information is bracketed with estimated financials based on prior financial history.

Comment 2. In the “Glossary” consider omitting reference to the defined terms “TIAA-CREF Equity Funds” and “TIAA-CREF Income Funds” to the extent these terms are not used in the TIAA Access prospectus.

Response: We have deleted references to “TIAA-CREF Income Funds” and “TIAA-CREF Equity Funds” from the “Special Terms” section.

Comment 3. Please ensure that electronic copies of the Initial Summary Prospectus (“ISP”) and Updating Summary prospectus (“USP”) will include hyperlinks in the KIT to the direct locations referred to in the Statutory Prospectus or equivalent method for purposes of accessing that information.

Response: We confirm that the hyperlinks in the KIT for the ISP and USP will be linked to those direct locations in the statutory prospectus.

Comment 4. In the section “Ongoing Fees and Expenses” in the KIT, as to footnote number 1 in the table, please delete the term “minimum” in both places as in appears in the footnote.

Response: With respect to footnote 1 in the KIT, we deleted the second reference to the term “minimum” and replaced it with the term “maximum”, which is reflected in the KIT in attached Exhibit-A.

Comment 5. In the legend under “Ongoing Fees and Expenses” in the KIT, please delete the reference to the bolded language “which could add withdrawal charges that substantially increase costs”, as it is not applicable to this insurance product.

Response: We deleted the referenced bolded language.

Comment 6. In the section under “Optional Benefits” in the KIT under the first column, please remove the referenced footnote

Response: We deleted the referenced footnote from the first column.

Comment 7. In the section under “Optional Benefits” in the KIT, in the middle column, please consider whether the last three bullet points are applicable to the “Optional Benefits”.

Response: In the middle column, we deleted references to bullets two, three and four.

Comment 8. Under the heading “Accumulation Phase”, in that section please make reference to the term “Appendix A — Funds Available Under The Contract” more prominent by bolding that term.

Response: We bolded reference to the term “Appendix A — Funds Available Under The Contract” in that section and to other applicable sections in the prospectus where that term appears.

Comment 9. With respect to the section, “Additional Benefits”, and the term “Systematic Withdrawals to Pay Advisory Fees” is referenced, please modify the following prospectus sections that references fees:

a. In the Kit, under “Ongoing Fees and Expenses”, please modify the legend to state that: “The fees and expenses do not reflect any advisory fees-paid to financial intermediaries”.

b. In the Kit, under Ongoing Fees and Expenses”, please modify the bullet in the columns for the Lowest Annual Cost and Highest Annual Cost to reflect: “No sales charges or advisory fees”.

c. In the Fee Table and Expense Example, please modify the legend to include that “The fees and expenses do not reflect any advisory fees-paid to financial intermediaries”.

Response: We modified each of these sections consistent with the comments above and the changes are reflected in the KIT and Fee Table and Expense Example in the attached Exhibits - A and B, respectively.

Comment 10. Under the “Principal Risks” section, please disclose any risks associated with the idea of lack of redeemability of the Contract.

Response: We have added a risk disclosure in the “Principal Risks” under the section “Not a Short-Term Investment” consistent with the comment above and is reflected as follows:

Subject to your employer’s plan, this Contract may not be an appropriate investment for an investor who needs ready access to cash, since you may not be eligible to redeem your accumulation from the Contract, except under limited circumstances.

Comment 11. Please also consider whether this risk should also be disclosed in the KIT under the heading “Not a Short Term Investment”.

Response: We have added a risk disclosure in the KIT under the section “RISKS” under the sub-heading “Not a Short-Term Investment” under bullet No. 2, which is consistent with the comment above and is reflected in attached Exhibit-A.

Comment 12. Under the heading “Contract Variations”, to extent there are any material variations of the contracts, please disclose such variation in the prospectus.

Response: We have revised the prospectus disclosure under the heading “Contract Variations” consistent with the comment above and is reflected as follows:

Contract Variations. There are no material state variations of the same Contract type from one state-specific contract to another state specific contract in terms of features, benefits and charges.

Comment 13. Because of the availability of Portfolio Companies may vary by employer, please include a statement in the introductory legend to the “Fund Appendix” in the statutory prospectus and the ISP that the availability of Portfolio Companies may vary by employer and participants should refer to their plan documents for list of available Portfolio Companies.

Response: We have added in the introductory section of the legend to “Appendix A — Funds Available Under the Contract” language that is consistent with the comment above and is reflected as follows:

The following is a list of Funds available under the Contract. The availability of Funds to invest in may vary by employer and you should refer to your plan documents for the list of available Funds.

Comment 14. Under the section “Loans” and reference to Retirement Plan Loans, which are subject to a $75 one-time origination fee ($125 for residential loans) and a $25 annual maintenance fee, please include this as a transaction fee in the Fee Table and in the “KIT” as a transaction fee.

Response: We provided the disclosure in the KIT and Fee Table consistent with the comments above and are reflected in the attached Exhibits A and B, respectively.

Comment 15. Under the section “Loans”, if applicable, please explain that loans reduce your accumulation, therefore it will affect the amount you can withdraw of your death benefit and the amount you can annuitize.

Response: We have revised the prospectus disclosure under the section “Loans” consistent with the comment above and is reflected as follows:

Loans will reduce your accumulation and therefore, it will affect the amount of your death benefit and the amount you can annuitize.

Comment 16. Please consider moving the table “Benefits Available Under The Contract” up earlier in the prospectus before the discussion of these benefits.

Response: We moved the table “Benefits Available Under The Contract” up earlier in the prospectus to page 21 from page 31.

Comment 17. Please consider whether the “Income Test Drive” should be included as an optional benefit and included in the table “Benefits Available Under The Contract.

Response: We respectfully decline to add the “Income Test Drive” as an optional benefit to the “Benefits Available Under The Contract” table. We believe it is income option along with the other income options for a participant to choose to elect.

Comment 18. Please consider whether “Internal Transfers” should be listed as a “standard benefit’ rather than an “optional benefit”

Response: We removed “Internal Transfers” as an “optional benefit” from the “Benefits Available Under The Contract” table and disclosed it under “Contract Features” as a standard benefit.

Comment 19. In the Fund Appendix, please identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and a provide a footnote stating that their annual expenses reflect temporary fee reductions.

Response: In “Appendix A — Funds Available Under The Contract”, we intend to add a footnote to each Fund, to the extent the Fund has an expense reimbursement or fee waiver arrangement to their annual expenses, stating their annual expenses reflect a temporary fee reduction.

Comment 20. In the “Fund Appendix”, please consider whether footnotes 2 through 4 are necessary, since certain expenses and contractual fee waivers are already reflected in the figures in the table.

Response: In “Appendix A — Funds Available Under The Contract”, we deleted footnotes 2 through 4.

Comment 21. Please consider using a common website address for both the Fund Appendix and back cover page that cover the Underlying Funds prospectuses and TIAA Access prospectus.

Response: We have left both websites as is, since the website provided in the “Fund Appendix” is a direct link for additional information to the underlying Funds and TIAA’s company website on the back cover page is direct link on how a participant can obtain information about his/her contract and also on how to obtain information about the TIAA Access SAI.

Very truly yours,

/s/ Aneal Krishnamurthy

Aneal Krishnamurthy

Exhibit A

Important information you should consider about the contract

Location in Prospectus
FEES AND EXPENSES
Charges for Early Withdrawals	• None*			Withdrawals and Surrenders

* The Contract does not impose a withdrawal charge, but the underlying funds may impose a fee in connection with a withdrawal from the investment account.

Transaction Charges	• None*			Transfers and Access to Your Money
	• To the extent your employer’s plan provides for loans, if you request a loan there are fees associated with a loan.			Loans

* The Contract does not impose a transfer charge, but the underlying funds may impose a fee in connection with a transfer from the investment account.

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. The fees and expenses in the table do not reflect any advisory fees you may elect to pay to financial intermediaries. Please refer to your plan documents for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum

	Base Contract (varies by Contract Levels 1–4)[1]	0.10%[2]	0.75%[2]	What Are the Charges and Expenses of the Contract

	Investment Options (underlying fund fees and expenses)	[0.02%][3]	[1.20%][3]	Appendix A — Funds Available Under the Contract

	Optional benefits available for an additional charge (for single optional benefit, if elected)[4]	None	None	Transfers and Access to Your Money

[1] A Level 1 Contract will have the lowest minimum Annual Base Contract Fee and a Level 4 Contract will have highest maximum Annual Base Contract Fee.

[2]  As a percentage of average accumulation. The contractual maximum fee is 2.00%.

[3]  As a percentage of fund assets.

[4]  There is no charge for any elected optional benefit under your Contract.

Location in Prospectus

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

		Lowest Annual Costs: [$120]	Highest Annual Cost: [$2,000]

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Least expensive combination of Contract Levels[1] and underlying fund fees and expenses

•  No optional benefits

•  No sales charges or advisory fees

•  No additional purchase payments, transfers or withdrawals

Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Most expensive combination of Contract Levels[2], optional benefits[3] and underlying fund fees and expenses

•  No sales charges or advisory fees

•  No additional purchase payments, transfers or withdrawals

[1] Includes the lowest annual cost of a Contract Level, which is a Level 1 Contract.

[2] Includes the highest annual cost of a Contract Level, which is a Level 4 Contract.

[3] There is no charge for any elected optional benefit under your Contract.

RISKS
	Risk of Loss	• You can lose money by investing in your Contract, including loss of principal.		Principal risks of investing in the contract
Not a Short-Term Investment

•  The Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

•  Subject to your employer’s plan, investors may not be able to redeem their accumulation from their Contract, except under limited circumstances.

•  The benefits of a tax deferred product, adding premiums over time to the value your Contract and long-term income means the Contract is generally more beneficial to investors with a long-term horizon.

•  If you make a withdrawal, it will reduce the value of your Contract and the amount of money you will receive when you annuitize.

Principal risks of investing in the contract
Risks Associated with Investment Options

•  An investment in the Contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the Contract (e.g., underlying funds).

•  Each investment option (including any fixed account investment option) has its own unique risks.

•  You should review the investment options before making an investment decision.

Principal risks of investing in the contract
Insurance Company Risks

•  An investment in the Contract is subject to risks related to TIAA, and any obligations, guarantees or benefits of the Contract are subject to TIAA’s claims-paying ability. More information about TIAA, including its financial strength ratings, is available by visiting our website at www.tiaa.org/public/.

Principal risks of investing in the contract

Location in Prospectus
RESTRICTIONS
Investments

•  Not all of the underlying funds listed in this prospectus under “Appendix A — Funds Available Under The Contract”, may be available under your employer’s plan. You may only invest in those underlying funds under the terms of your employer’s plan.

The investment accounts Appendix A — Funds available under the contract
	• Your employer’s plan may impose additional restrictions, including restrictions on allocations of premiums and transfers of accumulation. Please see your employer’s plan.	The investment accounts
	• We have adopted policies and procedures to discourage market timing and frequent transaction activity and to control certain transfer activity.	Market timing and excessive trading policy
	• We reserve the right to limit transfers and exchanges into or out of an investment account in circumstances of frequent activity.	Market timing and excessive trading policy
	• We reserve the right to add or close Accounts, substitute another fund or other investment vehicles or combine investment accounts.	Adding, closing, or substituting portfolios
Optional Benefits	• To the extent any optional benefits are available under your Contract, they are subject to a minimum dollar amount.	Transfers and access to your money
TAXES
Tax Implications	• You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.	Possible adverse tax consequences

•  Generally, you are not taxed until you make a withdrawal from the Contract. Withdrawals on your Contract will be subject to ordinary income tax and may be subject to tax penalties if taken before age 59 1⁄2.

Taxation on withdrawals
	• Subject to your employer’s plan, premium taxes may apply with respect to the Contract.	Premium taxes
	• If you purchase the Contract through a tax-qualified plan, you do not get any additional tax benefit.	Tax deferral
CONFLICTS OF INTEREST
Investment Professional Compensation

•  Your investment professional may receive compensation for selling this Contract to you, in the form of an additional cash benefit (e.g., a bonus). Accordingly, your investment professional may have a financial incentive to offer or recommend this Contract over another investment.

Conflicts of interest
Exchanges

•  Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

Conflicts of interest

Exhibit B

Fee and Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering, or making withdrawals from the Contract. Please refer to your plan documents for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, request a loan, or transfer Contract value between investment options. The fees and expenses in the table do not reflect any advisory fees you may elect to pay to financial intermediaries. State premium taxes may also be deducted.

TRANSACTION EXPENSES

	Charge
Contracts	Level 1	Level 2	Level 3	Level 4
Sales load imposed on purchases (as a percentage of premiums)	none	none	none	none
Deferred sales load (or surrender charge) (as a percentage of premiums or amount surrendered, as applicable)	none	none	none	none
Exchange fee[1]	none	none	none	none
Retirement Plan Loan[2]	$75	$75	$75	$75
Retirement Plan Loan[2]	$25	$25	$25	$25

1  We do not charge an exchange fee, but we reserve the right to administer and collect a redemption fee imposed by an underlying fund that may impose them.

[2]  A Retirement Plan Loan, includes a $75 one-time origination fee ($125 for residential loans) and a $25 annual maintenance fee.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including fund fees and expenses).

ANNUAL CONTRACT EXPENSES

Charge
Contract	Level 1	Level 2	Level 3	Level 4
Administrative Expense (Annual Account Fee)*	none	none	none	none
Base Contract Expenses (as a percentage of average account value)	0.10%	0.30%	0.45%	0.75%
Optional Benefit Expenses (as a percentage of average account value)*	none	none	none	none

*	We do not charge an annual account fee nor a fee for optional benefits. However, the Base Contract Expenses include an administrative expense charge.

The next table shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the Contract. A complete list of the Portfolios Companies available under the Contact, including their annual expenses, may be found in this prospectus under “Appendix A—Funds Available Under The Contract”.

ANNUAL FUND EXPENSES

	Minimum	Maximum
Expenses that are deducted from fund .assets, including management fees, distribution and/or service (12b-1) fees and other expenses (before fee waiver/expense reimbursements)	[0.02%]	[3.94%]
Expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses (after fee waiver/expense reimbursements)*	[0.02%]	[1.20%]

[*

Certain funds, including the fund with the maximum total annual fund operating expenses (before contractual fee waiver/expense reimbursements), are subject to an expense reimbursement arrangement between such fund and the investment adviser, which is expected to continue and the range of expiration dates for such contractual fee waivers or expense reimbursements is expected from XX XX, 2022 to XX XX, 20XX.]

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual fund expenses. The fees and expenses in this Example do not reflect any advisory fees you may elect to pay financial intermediaries.

The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Fund Expenses and elected optional benefits. We do not impose a surrender charge when you make a withdrawal nor do we charge for any elected optional benefit under the Contract. As a result, your Contract value would be the same whether or not you surrender, or annuitize at the end of the applicable time period. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

Level 1 Contract

Contract Value	1 Year	3 Years	5 Years	10 Years

If you surrender, annuitize or remain invested in your Contract at the end of applicable time period	[$1,330]	[$4,150]	[$7,170]	[$15,750]

Level 2 Contract
Contract Value	1 Year	3 Years	5 Years	10 Years

If you surrender, annuitize or remain invested in your Contract at the end of applicable time period	[$1,540]	[$4,770]	[$8,240]	[$18,010]

Level 3 Contract
Contract Value	1 Year	3 Years	5 Years	10 Years

If you surrender, annuitize or remain invested in your Contract at the end of applicable time period	[$1,690]	[$5,240]	[$9,030]	[$19,670]

Level 4 Contract
Contract Value	1 Year	3 Years	5 Years	10 Years

If you surrender, annuitize or remain invested in your Contract at the end of applicable time period	[$2,000]	[$6,180]	[$10,610]	[$22,910]